02018717

AB 3/7/02

Vf 3/22/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

RECEIVED MAR 0 4 2002 316 PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 48577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TAYLOR STUART FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite E.100
(No. and Street)

Lake Success,	NY	10042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen Moore (516)-616-2400
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN GOLUB KESSLER LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Vf 3/22/02

OATH OR AFFIRMATION

I, Edward Gibstein swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Stuart Financial, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARIANNA H. WHITE
Notary Public, State of New York
No. 01WH6057556
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires April 16, 2003

Marianna H White
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in ~~Financial Condition~~ Cash Flow.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Taylor Stuart Financial, Inc.

We have audited the accompanying statement of financial condition of Taylor Stuart Financial, Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Taylor Stuart Financial, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 of the notes to statement of financial condition, the Company has suffered a loss from operations thereby resulting in the erosion of its capital base, and at December 31, 2001, had a regulatory net capital deficiency, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

January 30, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

TAYLOR STUART FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 82,801
Due from Broker	15,799
Securities Owned, at fair value	607,820
Property and Equipment, at cost, net of accumulated depreciation and amortization of $145,137	86,226
Due from Affiliate	75,000
Other Assets	51,541
Total Assets	$919,187
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts Payable and Accrued Expenses	$224,463
Taxes Payable	570,274
Total liabilities	794,737
Commitments and Contingencies	
Stockholders' Equity	124,450
Total Liabilities and Stockholders' Equity	$919,187

See Notes to Statement of Financial Condition

1. ORGANIZATION AND NATURE OF BUSINESS:

During the year, State Street Securities, Inc. (d/b/a Taylor Stuart Financial) changed its name to Taylor Stuart Financial, Inc. (the "Company").

Effective September 30, 2001, the Company changed its fiscal year-end from September 30 to December 31.

The Company is an introducing broker registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and commission revenue and expenses on a trade-date basis.

Securities owned are stated at fair value, which is the last price quoted on the primary exchange on the last day of the fiscal year or at management's estimate of fair value for positions that are not currently marketable, with the resulting unrealized gains and losses reflected in stockholders' equity.

Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease.

Effective January 1, 2001, the Company elected to be treated as an S Corporation for federal and state income tax purposes. Therefore, the Company is not liable for federal income tax payments. The Company is subject to state corporate taxes applicable to S Corporations.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. DUE FROM BROKER:

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At December 31, 2001, the amount due from broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

4. DUE FROM AFFILIATE:

Due from affiliate is the remaining amount due from World Link Asset Management, LLC ("WLAM") with respect to the sale of shares of stock owned by the Company. WLAM is owned by several of the stockholders of the Company.

5. STOCKHOLDERS' EQUITY:

During the year, the Company sold 435 shares of its common stock held in treasury for $1,248,056, and the gain of $885,406 attributable to the sale of those shares was credited to additional paid-in capital.

6. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had a net capital deficiency of $438,392.

The deficiency was caused by the continuing significant declines in market value of its securities owned and a decline in the level of introduced customer business. The management of the Company expects to cure this deficiency in the first quarter of 2002.

7. GOING CONCERN:

The accompanying statement of financial condition has been prepared assuming the Company will continue as a going concern. However, the Company has sustained net losses of $2,776,259 for the period from October 1, 2000 to December 31, 2001. At December 31, 2001 the Company had a net capital deficiency in the amount of $438,392. Upon discovery of any deficiency occurring within the past 15 months, the Company notified the SEC and the NASD and temporarily ceased engaging in securities activities. The Company intends to resume operations once it has obtained sufficient net capital. Management of the Company expects to infuse additional capital which is expected to provide the Company with regulatory net capital sufficient to resume operations.

8. COMMITMENTS AND CONTINGENCIES:

The Company is obligated under a noncancelable operating lease for office space expiring on September 30, 2004. The lease contains provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the lease are as follows:

Year ending December 31,

2002	$210,957
2003	217,285
2004	223,804
2005	56,361
	$708,407

In the normal course of business, the Company, along with individual brokers, has been named as a defendant in several arbitrations arising out of its activities as a broker-dealer in securities. Management intends to defend these matters vigorously. In view of the inherent difficulty of predicting the outcome of pending arbitrations, the Company is unable to form an opinion as to the likelihood of an unfavorable outcome in these matters or estimate the amount of damages, if any, which might be awarded against the Company should any of these matters be resolved unfavorably for the Company.